July 15, 2024

Gregory Q. Jensen
Chief Executive Officer
Novusterra Inc.
12115 Visionary Way
Suite 174
Fishers, IN 46038

       Re: Novusterra Inc.
           Amendment No. 1 to Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-276911
Dear Gregory Q. Jensen:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our March 6, 2024 letter.

Amendment No. 1 to Form S-1 filed June 20, 2024
Cover Page

1. We note your response to our prior comment 27. Please revise your prospectus cover page to disclose that the selling shareholders will sell the shares of common stock at an initial fixed price of $1.00 until such shares are quoted on the OTCQB, or another trading market such as the OTCQX or national securities exchange, at which time they may be sold at prevailing market prices or in privately negotiated transactions and make corresponding revisions to your disclosure on page 36. Refer to Item 501(b)(3) of
       Regulation S-K.
Prospectus Summary
Our Company, page 4
 July 15, 2024
Page 2

2. We note your response to our prior comment 1. Please clarify, if true, that you intend to produce Graphene only, which may be used by other parties to manufacture the listed products. Please also revise your disclosure to describe in detail you plan of operations for the next 12 months. Disclose any significant steps that must be taken or any significant future milestones that must be achieved in order to accomplish your objectives, including your anticipated timeline and expenditures for these events.
3. We note you have filed Exhibit 10.16 in response to prior comment 13. We further note that your disclosure states that ARC assigned the exclusive sublicense agreement rights for the defense and space industries with Kenai to Novusterra. However,
Exhibit 10.16
       reflects that Kenai entered into this agreement directly with Novusterra. Please revise or advise.
Risk Factors
Our planned Graphene production facility in Kentucky depends on the Exclusive Rights of patented technology that we have acquired from ARC, page 10

4. We note your response to our prior comment 5. However, as we are unable to locate the revised disclosure in response to this comment, we re-issue the comment. Please disclose whether there is currently a breach of any of the Diligence Milestones and/or payment obligations under the license agreement between Advanced Carbon Material LLC and
       Ohio University.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Business, page 16

5. We note your response to our prior comment 7 and re-issue the comment. Please disclose the deadlines for each of the Diligence Milestones under the license agreement between
       Ohio University and American Resources Corporation. In this regard, we note your
       disclosure on page 11 stating that the Diligence Milestones    include
developing a final
       design for a pilot facility to exploit the Licensed Product; completion of construction of the pilot facility; developing a final design for commercial facility to exploit the Licensed
       Product; identifying feedstock material sources for the Licensed Product; completing construction of the commercial facility; obtaining the first commercial sale of product exploiting the Licensed Product; and obtaining net sales of a minimum of $1,000,000.00
       and that    the deadlines for these various Diligence Milestones run
from January 1, 2022,
       through January 1, 2026.
Certain Relationships and Related Transactions, page 30

6. We reissue prior comment 18 in part. Please file as exhibits to this registration statement, the convertible promissory notes issued to both Mark Jensen and Steve Segal on October
       4, 2022.
 July 15, 2024
Page 3
Principal Stockholders, page 32

7. We note that you have two classes of voting securities issued and outstanding. Please expand your Principal Stockholders table to provide beneficial ownership for each class of voting securities before and after the offering and add a column to show the total percentage of voting power held by each person listed in the table. Refer to Item 403 of
       Regulation S-K.
Exhibits

8. We note your response to our prior comment 25 and re-issue it. Please update your exhibits to include the exhibits that pertain only to this offering. Accordingly, please remove the underwriter's warrant as an exhibit to the registration statement and file an opinion of counsel as to the legality of the securities covered by this registration statement.
9. Please reconcile the fee table in Exhibit 107, which indicates a $15 million maximum aggregate offering amount and no specified number of shares, with the number of shares to be resold under this S-1 as set forth on the prospectus cover page.

       Please contact Brian McAllister at 202-551-3341 or Raj Rajan at 202-551-3388 if you
have questions regarding comments on the financial statements and related matters. Please contact Anuja Majmudar at 202-551-3844 or Karina Dorin at 202-551-3763 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Energy &
Transportation
cc:   Clifford J. Hunt, Esq.